SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MARCH 2008

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)

                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82- ____________

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM F-3 REGISTRATION STATEMENTS FILE NOS. 333-9050 AND 333-123265 AND FORM S-8 REGISTRATION STATEMENT FILE NO. 333-06246.

                           MAGAL SECURITY SYSTEMS LTD.

6-K Items

1. Press Release re Magal Security Systems Ltd. Announces Fourth Quarter and Full Year 2007 Financial Results dated March 6, 2008.

                                                                          ITEM 1

PRESS RELEASE                                 Source: Magal Security Systems Ltd

MAGAL SECURITY SYSTEMS LTD. ANNOUNCES FOURTH QUARTER AND FULL YEAR 2007 FINANCIAL RESULTS

Thursday March 6, 7:06 am ET

RECORD ANNUAL REVENUES, UP 14% OVER 2006

YAHUD, Israel, March 6 /PRNewswire-FirstCall/ - Magal Security Systems Ltd. (Nasdaq: MAGS - NEWS; TASE: MAGS) today announced its consolidated financial results for the three and twelve month periods ended December 31, 2007.

Effective September 1, 2007, Magal's financial statements include the consolidation of its recently acquired European integration subsidiary. Furthermore, following the sale of Magal's U.S. based video monitoring business operated by Smart Interactive Systems Inc., the results of this business, for the fourth quarter and the years ended December 31, 2006 and 2007, were reclassified as discontinued operations.

Fourth Quarter Results

Revenues for the fourth quarter of 2007 increased 7.0 percent over the fourth quarter 2006, reaching US$23.2 million.

Gross profit for the fourth quarter of 2007 increased 4.1 percent over the fourth quarter of 2006, reaching US$8.3 million, or 35.9 percent of revenues. Gross margin for the quarter was negatively affected by a strategic and prestigious project performed for the Israeli government. The majority of this project was completed by the end of 2007.

Operating income in the fourth quarter of 2007, reached US$826,000 compared with US$877,000 for the fourth quarter of 2006.

Net income from continuing operations in the fourth quarter of 2007 increased 157 percent over the fourth quarter of 2006, reaching US$857,000.

Net income in the fourth quarter of 2007, reached US$2.9 million, compared with a net loss of US$231,000 in the fourth quarter of 2006.

Net income for the quarter includes the discontinued operations of Magal's U.S. based video monitoring business operated by Smart Interactive Systems Inc., which business was sold in the fourth quarter 2007 to iVerify US, Inc. for $8.5 million. The sale follows Magal's strategy to focus on its core business of perimeter security projects and products.

Diluted earnings per share from continuing operations for the fourth quarter of 2007 was US$0.08, compared with US$0.03 in the same period last year. Diluted net earnings per share for the fourth quarter of 2007 was US$0.28, compared with diluted loss per share of US$0.02 in the same period last year.

Full Year Results

Revenues for the year ended December 31, 2007 increased 13.8 percent compared with 2006, reaching US$72.4 million.

Gross profit for the year ended December 31, 2007 increased 9.5 percent, reaching US$28.9 million, or 39.9 percent of revenues, compared with US$26.4 million for 2006, or 41.5 percent of revenue.

Operating income for the year ended December 31, 2007, including a one-time charge of $904,000, totalled US$2.8 million, compared with US$3.8 million for 2006. The one-time charge relates to contractual post employment benefits for the Company's founder and former chairman who retired at the end of the fourth quarter of 2007.

Financial expenses for the full year of 2007 totalled US$2.3 million and includes approximately US$1.5 million of foreign exchange losses resulting from the devaluation of the US dollar against both the new Israeli Shekel and the Canadian dollar.

Net income from continuing operations for 2007 totalled US$196,000 compared with $2 million in 2006. Net income for the year totalled US$1.9 million, compared to US$0.8 million for full year 2006.

Diluted earnings per share from continuing operations for the year ended December 31, 2007 was US$0.02, compared with diluted earnings per share of US$0.20 in the year 2006.

Diluted net earnings per share for the year ended December 31, 2007 was US$0.18, compared with diluted earnings per share of US$0.08 in the year 2006.

Commenting on the results, Mr. Izhar Dekel, CEO of Magal, said, "2007 was very much a year of meeting strategic milestones. This included targeting larger scale integration projects, expanding our global presence and acquiring complementary businesses. During the year we acquired a European integrator, offering us access to new markets, while expanding our capabilities to target larger projects."

Mr. Dekel added, "We are pleased that we had another year of revenue growth in 2007. During the fourth quarter we continued to focus our efforts and resources to maximize our synergies and the integration of the capabilities of our recent and accretive European acquisition. Furthermore, we continued to focus on our core competencies, and, as such, sold our US-based video monitoring systems' business. Looking ahead, and based on the significant new orders that we received in recent months, we believe that Magal will generate increased revenues and improved results in 2008."

The Company will be hosting its quarterly conference call at 10:00am EST today. Management will review and discuss the fourth quarter 2007 results. They will then be available to answer questions.

To participate, you may call one of the teleconferencing numbers that follows. Please place your calls 5-10 minutes before the conference call commences. If you are unable to connect using one of the toll-free numbers, please try the international dial-in number.

    US Dial-in Number: 1-888-668-9141
    Canada Dial-in Number: 1-800-917-9141
    ISRAEL Dial-in Number: 03-918-0609
    INTERNATIONAL Dial-in Number: +972-3-918-0609

    At: 10:00am Eastern Time; 7:00am Pacific Time; 5:00pm Israel Time About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Magal trades under the symbol MAGS on the Nasdaq since 1993 and on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

              UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
             (All numbers except EPS expressed in thousands of US$)

                                                         Year Ended December 31,            Quarter Ended December 31,
                                                                               %                                     %
                                                        2007      2006 (*    change       2007         2006 (*     change
                                                      --------   --------   --------    --------      --------    --------
Revenues                                               72,375     63,600      13.8       23,155        21,635        7.0

Cost of revenues                                       43,510     37,236      16.8       14,837        13,648        8.7

Gross profit                                           28,865     26,364       9.5        8,318         7,987        4.1
Operating expenses:
Research and development, net                           5,764      5,378       7.2        1,879         1,576       19.2
Selling and marketing                                  13,029     11,603      12.3        3,498         3,861       (9.4)

General and administrative                              6,399      5,547      15.4        2,171         1,673       29.8
Special post employment benefit                           904          -                    (56)            -
Total operating Expenses                               26,096     22,528      15.8        7,492         7,110        5.4

Operating income                                        2,769      3,836     (27.8)         826           877       (5.8)
Financial expenses, net                                 2,259        864     161.5          832           216      285.2

Income (loss) from continuing
operations before income taxes                            510      2,972     (82.8)          (6)          661
Income tax (tax benefit)                                  314        943     (66.7)        (863)          327

Net Income from continuing operations                     196      2,029     (90.3)         857           334      156.6
Net Income (loss) from discontinued operations          1,686     (1,219)                 2,022          (565)
Net income (loss)                                       1,882        810     132.3        2,879          (231)

Basic net earnings per share from
continuing operations                                  $ 0.02    $  0.20                $  0.08       $  0.03
Basic net earnings (loss) per share
from discontinued operations                           $ 0.16    $ (0.12)               $  0.20       $ (0.05)
Basic net earnings (loss) per share                    $ 0.18    $  0.08                $  0.28       $ (0.02)

Weighted average number of shares
outstanding used in computing
basic net earnings per share (in thousands)            10,395     10,384                 10,397        10,392

Diluted net earnings per share from
continuing operations                                  $ 0.02    $  0.20                $  0.08       $  0.03
Diluted net loss per share from
discontinued operations                                $ 0.16    $ (0.12)               $  0.20       $ (0.05)
Diluted net earnings (loss) per share                  $ 0.18    $  0.08                $  0.28       $ (0.02)
Weighted average number of shares
outstanding used in computing diluted net
earnings per share (in thousands)                      10,431     10,442                 10,398        10,427

(* Reclassified

                                FINANCIAL RATIOS

                                                                   Year ended                 Quarter ended
                                                                   December 31                 December 31
                                                               2007         2006 (*        2007           2006 (*
                                                               ----         -------        ----           -------
Gross margin                                                    39.9%         41.5%         35.9%         36.9%
Research and development, net as a % of revenues                 8.0%          8.5%          8.1%          7.3%
Selling and Marketing as a % of revenues                        18.0%         18.2%         15.1%         17.8%
General and administrative as a % of revenues                    8.8%          8.7%          9.4%          7.7%
Operating income margin                                          3.8%          6.0%          3.6%          4.1%
Net income margin (before discontinued operation)                0.3%          3.2%          3.7%          1.5%
Net income (loss) margin (after discontinued operation)          2.6%          1.3%         12.4%         (1.1)%

Total bank debt to total Capitalization                       * 0.36       ** 0.43        * 0.36       ** 0.43

Current ratio                                                 * 1.75       ** 2.15        * 1.75       ** 2.15


* As of December 31, 2007

** As of December 31, 2006

(* Reclassified

                           MAGAL SECURITY SYSTEMS LTD.
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                   (All numbers expressed in thousands of US$)



                                                        December 31,     December 31,
                                                            2007            2006 (*
                                                        ------------     ------------
CURRENT ASSETS:
Cash and cash equivalents                                $  9,814         $  4,908
Marketable securities                                       9,464            3,067
Short term bank deposits                                   11,220           14,186
Trade receivables                                          26,623           27,754
Unbilled accounts receivable                                4,003            5,389
Other accounts receivable and prepaid expenses              6,976            3,821
Deferred income taxes                                       1,847            1,604
Inventories                                                23,816           13,971
Total current assets                                       93,763           74,700

Long term investments and receivables:
Long-term trade receivables                                 2,019               40
Long-term loans                                               808              622
Long-term bank deposits                                     1,846            4,800
Escrow deposit                                              4,442                -
Severance pay fund                                          2,765            2,401
Total long-term investments and receivables                11,880            7,863

PROPERTY AND EQUIPMENT, NET                                 8,429            7,707

OTHER ASSETS, NET                                          13,755            6,002

ASSETS ATTRIBUTED TO DISCONTINUED OPERATION                   244            7,409

Total assets                                             $128,071         $103,681

CURRENT LIABILITIES:
Short-term bank credit                                   $ 16,434         $ 17,026
Current maturities of long-term bank debt                   4,303              795
Trade payables                                              7,344            5,954
Deferred income taxes                                         687                -
Other accounts payable, accrued expenses and
customer advances                                          24,791           11,041
Total current liabilities                                  53,559           34,816

LONG-TERM LIABILITIES:
Long-term bank debt                                         3,095            7,399
Long-term accounts payable                                      -              178
Deferred income taxes                                       1,218                -
Accrued severance pay                                       3,873            2,524
Total long-term liabilities                                 8,186           10,101

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATION              849              614

SHAREHOLDERS' EQUITY                                       65,477           58,150

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $128,071         $103,681


(* Reclassified

Contacts:
Company
Magal Security Systems, Ltd
Lian Goldstein, CFO
Tel: +972-3-5391444
Fax: +972-3-5366245
E-mail: magalssl@trendline.co.il

Investor Relations
GK Investor Relations
Ehud Helft/Kenny Green
Tel: +1-646-201-9246
E-mail: info@gkir.com

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     MAGAL SECURITY SYSTEMS LTD.
                                                     (Registrant)

                                                     By: /s/ Izhar Dekel
                                                     -------------------
                                                     Izhar Dekel
                                                     Chief Executive Officer



Date: March 6, 2008